May 15, 2015

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated May 12, 2015 Regarding TRI Pointe Homes, Inc. Registration Statement on Form S-4 Filed April 15, 2015 File No. 333-203440

Dear Ms. Long:

TRI Pointe Homes, Inc. (“TRI Pointe,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Registration Statement on Form S-4, filed April 15, 2015 (the “Registration Statement”). We have endeavored to respond fully to each of your comments. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of TRI Pointe.

We have filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the Registration Statement (as so amended, the “Amended Registration Statement”) that incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. Defined terms used but not defined herein have the meanings specified in the Amended Registration Statement. For your convenience, we are sending via courier marked copies of the Amended Registration Statement.

Exhibits

1.	File as exhibits to the registration statement the articles of incorporation and bylaws of each registrant. See paragraphs (i) and (ii) of Item 601(b)(3) of Regulation S-K.

In response to the Staff’s comment, TRI Pointe has filed as exhibits to the Amended Registration Statement the articles of incorporation and the bylaws, or instruments corresponding thereto, of each registrant.

Exhibit 5.1

2.	We note that counsel assumes under “A” that the limited partnership agreement of the guarantor that is a Delaware limited partnership constitutes a legal, valid, and binding obligation, enforceable against it in accordance with its terms. It is inappropriate for counsel to include in its opinion an assumption that is overly broad, that assumes away the relevant issue, or that assumes any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. For guidance you may wish to refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available on the Commission’s website.

19540 Jamboree Road, Suite 300, Irvine, CA 92612

p. 949.438.1400 f. 949.438.1401

Pamela Long

Securities and Exchange Commission

May 15, 2015

In response to the Staff’s comment, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) has revised its opinion to remove the assumption referenced by the Staff. TRI Pointe respectfully directs the Staff’s attention to the revised Exhibit 5.1 filed with the Amended Registration Statement. TRI Pointe also respectfully directs the Staff’s attention to the opinion of Young Conaway Stargatt & Taylor, LLP, filed as Exhibit 5.6 to the Amended Registration Statement, which addresses the matters previously assumed in the opinion of Gibson Dunn and upon which Gibson Dunn is relying, in part, in delivering its opinion.

Exhibits 5.2, 5.3, 5.4, and 5.5

3.	We note the phrase “Based solely on the Certificate of Existence and the Confirmation of Good Standing,” the phrase “Based solely on the Good Standing Certificates,” the phrase “Based solely on the Certificates of Good Standing,” or the phrase “Based solely on the Good Standing Certificate” which appear in paragraph 2 of the opinions expressed. As noted above, it is inappropriate for counsel to include in its opinion an assumption that is overly broad, that assumes away the relevant issue, or that assumes any of the material facts underlying the opinion or any readily ascertainable facts. Please revise.

In response to the Staff’s comment, each of Chapoton Sanders Scarborough, LLP, Fikso Kretschmer Smith Dixon Ormseth PS, Titus Brueckner & Levine PLC and McDonald Carano Wilson LLP has revised its opinion to remove the phrases referenced by the Staff from paragraph 2 thereto. TRI Pointe respectfully directs the Staff’s attention to the revised Exhibits 5.2, 5.3, 5.4 and 5.5 filed with the Amended Registration Statement.

Exhibits 5.3 and 5.5

4.	We are unable to locate on the EDGAR system Exhibit A to each exhibit which you indicate is attached. Please revise.

In response to the Staff’s comment, each of Fikso Kretschmer Smith Dixon Ormseth PS and McDonald Carano Wilson LLP has revised its opinion to remove reference to Exhibit A thereto. TRI Pointe respectfully directs the Staff’s attention to the revised Exhibits 5.3 and 5.5 filed with the Amended Registration Statement.

Exhibit 5.4

5.	We note the limitations on reliance language in the penultimate paragraph of the opinion. Since investors in the exchange offers are entitled to rely on the opinion, any limitation on reliance is inappropriate and unacceptable. Please revise. For guidance you may wish to refer to Section II.B.3.d. of SLB 19.

Pamela Long

Securities and Exchange Commission

May 15, 2015

In response to the Staff’s comment, Titus Brueckner & Levine PLC has revised its opinion to remove the limitations on reliance referenced by the Staff. TRI Pointe respectfully directs the Staff’s attention to the revised Exhibit 5.4 filed with the Amended Registration Statement.

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TRI Pointe acknowledges that:

•	TRI Pointe is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TRI Pointe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, please do not hesitate to contact Michael E. Flynn of Gibson, Dunn & Crutcher LLP at (949) 451-4054 or the undersigned at (949) 438-1400.

Sincerely,

TRI Pointe Homes, Inc.

By:	/s/ Bradley W. Blank
Name:	Bradley W. Blank
Title:	Vice President, General Counsel and Secretary

cc:	Michael Flynn, Esq. (Gibson, Dunn & Crutcher LLP) Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)